

Mail Stop 3720

September 25, 2008

Mr. Eddie Cheung Wai Hung
Chief Financial Officer
Innocom Technology Holdings Inc.
Unit 3506, Bank of America Tower
12 Harcourt Road
Central, Hong Kong PRC

> **Re:** **Innocom Technology Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **File No. 0-50164**

Dear Mr. Hung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Overview and Future Plan of Operations, page 13

1. Please tell us what is meant by "trading" of mobile phone and related components. It is unclear to us whether "trading" is the same as "sales." We also note your reference to "trading activities" in Note 2, Revenue Recognition, on page F-11.

Consolidated Balance Sheets, page F-4

2. Please tell us and disclose the nature of the deferred revenue.

Consolidated Statements of Operations, page F-5
Consolidated Statements of Cash Flows, page F-6
Consolidated Statements of Stockholders' Equity, page F-7

3. Please revise your 2006 financial statements to cover a twelve months period ended December 31, 2006. Also, revise all the applicable sections in the filing and please ask your auditors to revise their report on page F-3.

1. Organization and Business Background, page F-8
3. Discontinued Operations, page F-15

4. Please clarify your disclosure and tell us
   - How you accounted for the cost of the right of priority to license the mobile phone handset design solutions.
   - How the trademark named "Tsinghua Unisplendour" that you referred to on page 2 relates to the above license.
   - Whether the license agreement constituted continuing involvement in the discontinued operation under paragraph 42 of SFAS 144.
   - What you meant by "settle with the amount due from a shareholder" in connection with the closing of the sale of NGIL as disclosed on page F-15.

2. Revenue Recognition, page F-11

5. We note that you bill your customers for the sales of mobile phone handsets and related components. Please tell us why you do not recognize any accounts receivable related to these sales.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 19

6. We note your statement that the "disclosures controls and procedures … were sufficiently effective …" Please revise to remove the reference to "sufficiently" and simply state, if

true, that your certifying officers concluded that your disclosure controls and procedures are effective.  Also, place this disclosure under Item 9A, Controls and Procedures, below.

Form 10-Q for the Quarter Ended June 30, 2008

Administrative Expenses, page 5

7.  Please tell us the nature of the "over-provided audit fee of $110,000."

Condensed Consolidated Statements of Cash Flows, page F-4

8.  We note herein your "repayment of amount due to a related party" in the amount of $5.2 million and your disclosure on page 6.  Please tell us how you accounted for the consideration that you had received from the related party.

Note 5- Business Combination, page F-13

9.  We note that you received significant consideration of $5.6 million from the disposal of Chinarise Capital (International) Ltd.  Citing your basis in the accounting literature, tell us why no gain or loss was recognized from the transaction.  Tell us how you considered the presentation of pro forma data as required in Rule 8-03(b)(4) of Regulation S-X.

Item 4T. Controls and Procedures, page 8

Evaluation of Disclosure Controls and Procedures, page 8

10. Please revise your disclosure to state, if true, that your disclosure controls and procedures were effective *as of June 30, 2008*.

Exhibits 31.1 and 31.2

11. Please revise the certifications to refer to the internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) in addition to your reference to "disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))" in the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K.  Also, amend your Form 10-Q for the quarter ended March 31, 2008 to comply with these comments.

\*   \*   \*   \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director